UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-54867

CUSIP Number 53190A 20 5

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For period ended: March 31, 2016

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the transition period ended: _________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

LifeApps Brands Inc.

Full Name of Registrant

Polo Plaza, 3790 Via De La Valle, #116E

Address of Principal Executive Office (Street and Number)

Del Mar, CA 92014

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Report”) by the prescribed date of May 16, 2016, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott Rapfogel	(212)	259-7300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Revenues for the 3 months ended March 31, 2016 and 2015 were $6,588 and 61,317, respectively. Revenues for the three months ended March, 31, 2016 derived primarily from digital apparel sales. Revenues for the three months ended March 31, 2015 were derived primarily from the sales of sports apparel and fitness products. The $54,729 decrease in revenues is primarily due to increased online apparel pricing competition and cost of goods.

During the three months ended March 31, 2016, our Selling, General and Administrative Expenses decreased by approximately $59,000 from the March 31, 2015 quarter to approximately $54,000 primarily, due to decreases in professional fees and marketing and advertising expenses. We had operating losses and net losses of approximately $63,000 and $63,000 for the three months ended March 31, 2016, compared to operating losses and net losses of $102,516 and $299,542 for the three months ended March 31, 2015.

LifeApps Brands Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 16, 2016	By /s/ Robert Gayman
Name: Robert Gayman
Title: Chief Executive Officer